KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 12 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars In Millions Except Ratio Amounts)

	Six Months Ended	Six Months Ended
	June 30, 2012	June 30, 2011
Earnings: Pre-tax income from continuing operations before adjustment for net income attributable to the noncontrolling interest and equity earnings (including amortization of excess cost of equity investments) per statements of income	$819	$404
Add:
Fixed charges	306	279
Amortization of capitalized interest	2	2
Distributed income of equity investees	117	98
Less:
Interest capitalized from continuing operations	(11)	(6)
Noncontrolling interest in pre-tax income of subsidiaries with no fixed charges	—	—
Income as adjusted	$1,233	$777

Fixed charges: Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$293	$268
Add:
Portion of rents representative of the interest factor	13	11
Fixed charges	$306	$279

Ratio of earnings to fixed charges	4.03	2.78